 [SAN HOLDINGS LETTERHEAD]

June 20, 2006

VIA EDGAR AND CERTIFIED MAIL

Mr. Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington D.C. 20549

Re:	SAN Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2005 Form 10-Q for the fiscal quarter ended March 31, 2006 File No. 000-25839

Dear Mr. Krikorian:

We are in receipt of the letter of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated May 30, 2006 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report”) of SAN Holdings, Inc. (the “Company”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the “March 2006 Quarterly Report”). For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with our response to each comment directly following the Staff’s comment from the Comment Letter.

Please be advised that we will provide to you a marked draft of Amendment No. 1 to the March 2006 Quarterly Report (the “Amendment”) consistent with our responses to the comments in the Comment Letter described below. When the Staff has no further comments to the March 2006 Quarterly Report, we will file the Amendment.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

2005 ANNUAL REPORT

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Critical Account Policies

1.    Please note that the disclosures in MD&A related to your critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements. This Section is not intended to duplicate disclosures included in the notes. Disclosures regarding your critical accounting policies should describe how estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, whether the estimates/assumptions are reasonably likely to change in the future and any other disclosures related to the estimates and assumptions involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. Tell us what consideration you have given to providing such disclosures. See SEC Release No 33-8040 “Cautionary Advice Regarding Disclosure about Critical Accounting Policies” (FR-60).

Response. We understand the requirement that the disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) related to critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements. We undertake in future filings to enhance and supplement our discussion of critical accounting policies in the MD&A from the description of our accounting policies in the Notes to the Consolidated Financial Statements as appropriate to the circumstances when additional discussion beyond our accounting policy is warranted, consistent with SEC Release No. 33-8040. While we acknowledge that the disclosure regarding critical accounting policies discussed in our MD&A in the 2005 Annual Report is virtually identical to the disclosure contained the Notes to the Consolidated Financial Statements, we believe that under the circumstances the disclosure in the MD&A was adequate and informative in providing material information to investors concerning the impact of our use of estimates and judgments in the preparation of our financial information and therefore propose at this time that no amendment be made to the 2005 Annual Report in response to this comment.

Controls and Procedures, Page 35

2.    We note your statement that “management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluat[ing] the cost-benefit relationship of possible controls and procedures.” Revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

Response. We acknowledge the Staff’s position on references to reasonable assurance in the disclosure controls and procedures disclosure and propose to comply with this comment by amending Item 4 of Part I of our March 2006 Quarterly Report and we undertake in future filings to delete the last sentence of the first paragraph in its entirety. The deleted sentence is as follows:

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We propose to make no such amendment to the 2005 Annual Report, noting that we do not believe the revision described is material, based in part on the first paragraph of Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, that provides that the concept of “reasonable assurance is built into the definition of internal control over financial reporting that we are adopting.”

3.    Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response. The Chief Executive Officer and Chief Financial Officer have each concluded that the Company’s disclosure controls and procedures (as that term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, are effective in both the 2005 Annual Report and the March 2006 Quarterly Report. In future filings with the SEC, we undertake that we will disclose whether the Chief Executive Officer and Chief Financial Officer have each concluded that the Company’s disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e), by revising the second sentence of the second paragraph under Item 9A of Part II of the 2005 Annual Report and Item 4 of Part I of the March 2006 Quarterly Report to include the following new clause after the phrase “periodic SEC filings”:

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

and to ensure that information required to be disclosed in our periodic SEC filings is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

4.    Please be advised that the above comments related to Controls and Procedures are also applicable for the above referenced Form 10-Q.

Response. The Company has responded to this comment in response to Comments 2 and 3 above.

Audited Financial Statements

5.    Rule 4-08(k) of Regulation S-X requires that related party amounts be separately identified on the face of the balance sheet, income statement and statement of cash flows. Tell us how your presentation complies with the Rule.

Response. Our balance sheet shows the line of credit that we maintain with Sun Solunet, LLC (“Sun Solunet”), together with accrued interest, of $13,109,000, as a separate line item. We believe that the other disclosure in the financial statements clearly identifies Sun Solunet as a related party, including multiple Notes to the Consolidated Financial Statements. We undertake to separately disclose Sun Solunet as a related party on the face of the balance sheet in future filings, including but not limited to our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q.

On the statement of operations, of the $1,610,000 of interest expense, $259,000 was paid or payable to Sun Solunet. We did not separately disclose this amount on the face of the income statement, but throughout the footnotes, particularly in “Note 11—Related Party Transactions,” we have thoroughly disclosed the nature of our relationship with Sun Solunet, including the contractual debt arrangement and accrual of interest, and we believe that the reader is appropriately informed of this relationship. However, we undertake to separately disclose the related party interest amount on the face of the statement of operations in future filings, including but not limited to our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q.

On the statement of cash flows, of the total $1.6 million of interest paid, only $150,000 was paid to Sun Solunet, and we considered the amount of interest paid to Sun Solunet immaterial and therefore did not disclose the amount as a separate line item on the face of the statement of cash flows. We undertake to separately identify these amounts on the face of the cash flow statement in future filings, including but not limited to our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. The remaining $109,000 of the total interest paid or payable to Sun Solunet ($259,000 paid or payable to Sun Soluent less $150,000 of interest paid) was accrued interest and is shown on the statement of cash flows as part of the net borrowings on the Sun Solunet line of credit.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

Consolidated Statement of Cash Flows, Page F-5

6.    We note your presentation of information about the net amounts of cash receipts and payments within several line items included in the financing activities section of your consolidated statement of cash flows. Tell us how you considered the requirements of paragraph 11 of SFAS 95 when determining your presentation format.

Response. Regarding the net presentation of cash receipts and payments in the financing activities section of the statement of cash flows, we did consider paragraph 11 of SFAS 95 and came to the following conclusions:

(a) Wells Fargo Bank, National Association line of credit. This line of credit is a revolving credit facility where “the turnover is quick, the amounts are large,” (SFAS 95 ¶12 and ¶13). Borrowings are made on a daily basis through daily draws of cash, and repayments are made on a daily basis via collections through a collateral account lockbox arrangement.

(b) Sun Solunet and Harris N.A. lines of credit. This promissory note, held by Harris until assigned to Sun Solunet on November 23, 2005, is a demand note. In accordance with SFAS 95, ¶ 13(c), footnote 3, “amounts due on demand are considered to have maturities of three months or less” and therefore qualify for net reporting.

Notes to Consolidated Financial Statements

Note 4—Summary of Significant
Accounting Policies, Page F-9

Revenue Recognition, Pages F-13 and F-14

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

7.    Throughout your filing you describe yourself as a provider of “storage solutions” and the descriptions of your sales models (page 6) and your individual products and services (pages 3 and 4) suggest that your arrangements contain multiple elements, including software. While we note that you recognize revenue related to EarthWhere license fees in accordance with SOP 97-2, clarify how you determined that your Storage Solutions arrangements are outside of the scope of SOP 97-2, as they appear to include elements of hardware, software and services, including maintenance. We also note that your “software license agreements generally do not include multiple products and services,” however, you also indicate that “consulting and maintenance services are billed separately from the license” and that PCS is also billed separately (page F-14). These statements suggest that your software arrangements may contain multiple elements. Please explain.

Response. Our Storage Solutions arrangements do include multiple elements, including hardware, software and maintenance. The software and maintenance elements included in these arrangements consist of the resale of third-party software and maintenance, and in certain cases, there are elements of software and maintenance that are more than incidental to the product as a whole. In these cases, we determine the fair value of the software and maintenance and do recognize the revenue related to these software and maintenance elements in accordance with SOP 97-2.

Regarding our proprietary EarthWhere software arrangements, the contracts may contain multiple elements, which are sold to the customer as distinct elements (ie. software license, maintenance, and/or professional services are billed and recognized separately), and VSOE of fair value of the distinct elements has been determined. See further discussion of the multiple elements in our response to comment 9 below.

8.    We note that you recognize revenue from the resale of data storage systems based on the respective shipping terms; “provided that no significant uncertainties regarding customer acceptance exist, and depending upon the terms of the contract.” Describe the nature of these uncertainties and indicate how prevalent they are in your resale transactions. Additionally, tell us whether you offer any rights of return to your customers and the details of any such return rights.

Response. With respect to the first portion of the comment, the “uncertainties” referred to above consist solely of certain circumstances where a customer negotiates a special acceptance clause. In these cases, we defer the recognition of revenue until customer acceptance has occurred. As a result of the fact that we defer the recognition of revenue and that such amounts have not been material in the past, we do not propose to revise our 2005 Annual Report, although we undertake to consider this comment in future filings.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

With respect to the second portion of the comment, in the context of our ongoing commercial relationships, we do allow for returns. As indicated by our history of returns set forth below, in our industry and our experience, returns are highly infrequent:

Year 2003	One return for $173,000
Year 2004	No returns
Year 2005	One return for $50,000

9.    For multiple element arrangements accounted for under SOP 97-2, tell us whether you have established VSOE of fair value for each of the elements and describe the process you follow in establishing VSOE.

Response. For multiple element arrangements accounted for under SOP 97-2, we have established VSOE of fair value for each of the elements. The process we used is the following:

The VSOE of fair value of our software licenses is determined based on a pricing structure which is based on the number of simultaneous users and/or the number of terabytes of data under management by a particular license.

We have established VSOE of fair value for maintenance agreements (which include PCS) in the following manner: Maintenance on the software license is calculated as approximately 20% of the value of the license, a percentage which was determined in comparison with industry standards, which range from 18 - 22% of the license amount. Whether we sell maintenance along with an initial license sale or on a stand-alone basis, for example, as a maintenance renewal after the initial maintenance period has lapsed, the price is the same, which we have verified based on a sampling of our maintenance sales. Maintenance revenue is recognized ratably over the life of the maintenance contract.

Professional services, which generally are not essential to the functionality of the software, are billed out by us on an hourly or daily rate based on the expertise of the engineer or consultant performing the services and are recognized as the services are performed. The hourly or daily rates are consistent with rates charged for “stand-alone” services work that is performed independently of any license sale. If services are essential to the functionality of the software, then the entire contract is accounted for under the rules for contract accounting.

Harris and Sun Solunet Credit Facilities, Page F-19

10.    We note your issuance of warrants as consideration to Sun Capital Partners II, LP in exchange for their guaranty of your Harris Trust revolving credit lines. Tell us the accounting literature upon which you relied in determining the fair value of the warrants. Tell us how you considered SFAS 133 and EITF 00-19 in determining that equity classification was appropriate.

Response. Although the warrants were issued to Sun Capital Partners II, LP in exchange for providing a guaranty rather than for goods or services, we considered the guidance regarding equity instruments issued to non-employees as found in EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” EITF 96-18 indicates that the “transactions should be measured at the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable.” EITF 96-18 also gives guidance as to the measurement date. The warrants issued to Sun Capital for its guaranty (“Debt Guaranty warrants”) were immediately exercisable upon issuance at $0.001 per share, and therefore considered to be free stock, or “full value awards;” thus, the fair value of the warrants equaled the market value of the common stock (which was calculated as the closing price of our common stock the measurement dates of the respective warrants).

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

With regards to the classification of the Debt Guaranty warrants, we assessed the warrants as a potential derivative instrument under SFAS 133. We believe that the Debt Guaranty warrants should not be considered derivative instruments for purposes of SFAS 133 under the exemption as stated in paragraph 11 (a) of SFAS 133, which excludes “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” Subsequent to the receipt of the Comment Letter and after reviewing the requirements for equity classification in EITF 00-19, we still concluded that the Debt Guaranty warrants were appropriately classified as equity, as they are essentially restricted stock based on the deminimus $.001 exercise price. In our review of paragraphs 12 through 32 of EITF 00-19, we determined that all requirements have been met for equity treatment of the warrants, specifically:

•	the contract does not include any provisions that require net cash settlement (¶ 12);

•
the contract permits settlement in unregistered shares of our common stock, as there are no registration requirements for the Debt Guaranty warrants, other than “piggy-back” and “demand” registration rights provided in connection with the merger transaction that occurred in 2003 (¶ 14 - 18);

•
we have sufficient authorized unissued shares of capital stock to settle the contract after considering all other commitments that may require the issuance of shares of our common stock during the maximum period that the derivative contract could remain outstanding (¶ 19);

•
the contract explicitly limits the number of shares of our common stock required for share settlement (¶ 20-24), as the Debt Guaranty warrants may be exercised for a specific number of shares of our common stock;

•	the contract does not require cash payments to the counterparty in the event we do not make timely filings with the SEC (¶ 25);

•
there is no requirement to make cash payments to the counterparty, regardless of the amount of proceeds the counterparty receives in a subsequent sale of the shares of our common stock received under the derivative contract (that is, there are no potential cash payments required under top-off or make-whole provisions) (¶ 26);

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

•
the contract requires net cash settlement only in specific circumstances (for example, in the event of a change in control) in which holders of shares of our common stock underlying the contract also would receive cash in exchange for their shares (¶ 27 - 28);

•	no provisions of the contract indicate the counterparty has rights that rank higher than those of a shareholder (¶ 29 - 31); and

•	there is no contractual requirement for us to post collateral (¶ 32).

Additionally, we also considered the requirements of SFAS 128, paragraph 10, which states, “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). We have included the Debt Guaranty warrants in our basic EPS calculations since their initial issuance. We believe these factors support equity classification of the Debt Guaranty warrants.

Exhibits 31.01 and 31.02

11.    Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See the Division of Corporation Finance Staff Alert (March 4, 2005) available on our website at http://www.sec.gov/divisions/corpfin/cfalerts/cfallert030405.htm. Please confirm that Messrs. Jenkins and Ogden signed these certifications in their individual capacity. In preparing future 302 certifications, please note that the language of the certification may not be altered in any manner. In this regard, you should not include the title of the office held by the signatory in the first line of the certifications.

Response. We confirm that Messrs. Jenkins and Ogden signed the certifications in their individual capacities and that our future 302 certifications will not include the title of the office held by the signatory in the first line of the certifications.

MARCH 2006 QUARTERLY REPORT

Note 3—Private Placement, pages 6-9

12.    We note that you entered into a private placement equity transaction on March 2, 2006, which included convertible Series A preferred stock. We note from your subsequent filings that you completed two additional, similar, transactions during the quarter ended March 31, 2006. For each of these transactions, tell us how you evaluated the conversion feature associated with these instruments in order to determine whether there existed an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered each of the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. As part of your response, explain how you have determined whether the preferred stock is more akin to debt or to equity. See paragraph 61(l) of SFAS 133. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

Response. We completed a private equity transaction with three separate closings that occurred on March 2, 2006, April 18, 2006 and May 4, 2006 (the “2006 Private Placement”). We noted the second sentence of your comment and wanted to clarify that the second and third closings of the 2006 Private Placement occurred during the fiscal quarter ending June 30, 2006.

(a) Preferred Stock. The preferred stock issued in the 2006 Private Placement is cumulative perpetual and does not have a mandatory redemption feature. We therefore concluded that the preferred stock was properly represented as equity under SFAS 150.

We are required to remunerate liquidated damages (2% per month in the form of cash) to the investors in the 2006 Private Placement in the event of failing to timely register the shares of common stock that we are required to issue upon conversion of the preferred stock generally within 150 days of each closing of the 2006 Private Placement (with respect to the shares of preferred stock issued on such closing date) and with certain exceptions, we are also required to maintain said registration of the shares of common stock underlying the preferred stock for so long as the preferred stock remains outstanding. Based on further review of paragraph 12 of EITF 00-19, Issue 16b, paragraph 60 of EITF 00-27 and the SEC Staff comments in its “Current Accounting and Disclosure Issues,” dated December 1, 2005, we have determined that the preferred stock should be classified as temporary equity until the requirements of EITF 00-19 are met for the shares subject to the conversion option.

(b) Beneficial Conversion Feature. For the March 2 closing, we reported a beneficial conversion feature based on the conversion price ratio of the preferred stock sold being at a discount to the closing price of our common stock on the closing date of the transaction. We considered the conversion feature to be a potential “embedded” derivative and the preferred stock to be a “host contract” as referenced in paragraph 12 of SFAS 133. We then considered the scope exemptions contained in this paragraph and concluded that the conversion feature should not be accounted for as a derivative instrument based on the requirement stated in paragraph 12(a) of SFAS 133. Specifically, we concluded that the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the preferred stock, and that the conversion feature should not be separated from the preferred stock (host contract) and should not be accounted for as a derivative instrument pursuant to SFAS 133. Further, we reviewed paragraph 60 of SFAS 133 to support the conclusion of exemption under paragraph 12 (a) of SFAS 133, that is, “if the host contract encompasses a residual interest in an entity, then its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be clearly and closely related to the host contract,” (SFAS 133 ¶ 60), which the Company believes is the case with the conversion feature related to its host, the preferred stock. As additional substantiation of the preferred stock host instrument being more equity-like than debt-like we reviewed paragraph 61(l) of SFAS 133, which states, “A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” Because the preferred stock does not have a mandatory redemption feature but is cumulative perpetual, we consider the preferred stock to be more akin to equity than debt. We believe that the lack of a mandatory redemption feature or any other put feature by the holder is a more significant factor in this determination than the cumulative nature of the dividends payable under the preferred stock.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

Since we concluded that we were exempted from derivative accounting under paragraph 12(a) of SFAS 133, we did not evaluate the other requirements contained in paragraphs 12(b) and 12(c) of SFAS 133.

Based on the conclusion that the beneficial conversion feature was not an embedded derivative requiring bifurcation under SFAS 133, we valued the beneficial conversion feature under the “intrinsic” method as prescribed in EITF 98-05 and 00-27 for “convertible securities with beneficial conversion features.” As noted in the response to comment 13 below, we have determined that the amount of proceeds allocated to the warrants should have been the fair value of such warrants rather than the relative fair value, and we propose adjusting the amount of the beneficial conversion and related deemed dividend.

We propose to amend our March 2006 Quarterly Report to reflect the preferred stock and beneficial conversion feature as temporary equity.

13.    We note the warrants issued on March 2, 2006 as part of a private placement and two additional issuances in connection with subsequent closings during the quarter ended March 31, 2006. Tell us how you accounted for these warrants at issuance. That is, explain how you considered whether the instrument meets the definition of a derivative in accordance with SFAS 133. Furthermore, tell us how you considered paragraphs 12 through 32 of EITF 00-19 in determining whether equity or liability classification was appropriate.

Response. We evaluated the warrants issued in the 2006 Private Placement (the “warrants”) as potential derivative instruments under SFAS 133. We concluded that the warrants were exempt from accounting as derivatives under SFAS 133 based on the warrants meeting the requirements of a contract issued by a reporting entity that is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, as stipulated in paragraph 11(a).

Subsequent to the receipt of the Comment Letter and after reviewing the requirements for equity classification in paragraphs 12 through 32 of EITF 00-19, we have concluded that the warrants do not meet the conditions of equity classification under the provision that the warrants do not permit the company to “settle in unregistered shares” as is required for equity classification in paragraphs 14 - 18 and 25 of EITF 00-19, as further commented by the SEC Staff in its “Current Accounting and Disclosure Issues,” dated December 1, 2005. We reached this conclusion based on the requirements for the Company to remunerate liquidated damages (in the form of cash) to the investors in the 2006 Private Placement in the event of failing to timely provide registration rights within 150 days of closing of the financing and to maintain said registration rights related to the underlying common stock of said warrants. We propose to reflect the warrants as a liability rather than equity by amending our March 2006 Quarterly Report.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

14.    We note that in calculating the fair value of the warrants using the Black-Scholes option pricing model that you used an expected term rather than the contractual term. Tell us how you determined that the use of the expected term was appropriate, including the accounting literature on which you relied, and whether using the contractual term would result in a material change to the amount recognized.

Response. We based our accounting for the warrants issued in the 2006 Private Placement on the SEC Staff views contained in the SEC’s Staff Accounting Bulletin No. 107 (“SAB 107”) Section A, “Share-Based Payment Transactions with Nonemployees.” In particular, we relied on the following excerpt from Section A, which provides as follows:

With respect to questions regarding nonemployee arrangements that are not specifically addressed in other authoritative literature, the staff believes that the application of guidance in SFAS 123R would generally result in relevant and reliable financial statement information. As such, the staff believes it would generally be appropriate for entities to apply the guidance in Statement 123R by analogy to share-based payment transactions with nonemployees unless other authoritative accounting literature more clearly addresses the appropriate accounting, or the application of the guidance in Statement would be inconsistent with the terms of the instrument issued to a nonemployee in a share-based payment arrangement.

Similar to the use of expected term versus contractual term for our employee stock options, we concluded that an estimated expected term was appropriate for the warrants. Paramount to this assumption is footnote 7 to the above quoted text from Section A of SAB 107, which states:

If these features (i.e., nontransferability, nonhedgability and the truncation of the contractual term) were not present in a nonemployee share option arrangement, the use of an expected term assumption would generally not be appropriate in estimating the fair value of the nonemployee share options.

In our valuation of the warrants, we did not focus on this footnote and based our warrant term on that of an employee option arrangement. The effect on the valuation of the warrants issued in the March closing of the 2006 Private Placement, using the warrants’ full, contractual term of five years, is a value of approximately $6.0 million as compared to $2.8 million using our expected term. Based on the value ascribed to the warrants, the preferred stock issued in the 2006 Private Placement is calculated at $4.5 million, which is the difference between the net cash proceeds received and the fair value of the warrants issued. As a result of the higher valuation of the warrants and the subsequent reduction of the value allocated to the preferred stock, the deemed dividend related to the beneficial conversion feature is initially calculated at $10 million. However, according to paragraph 6 of EITF 98-05, in this situation, the amount “assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.” Therefore, the beneficial conversion feature deemed dividend is recorded at $4.5 million, equal to the carrying amount of the preferred stock.

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

We propose to amend our March 2006 Quarterly Report to reflect the valuation of the warrants issued in the March closing of the 2006 Private Placement based on the use of the expected term versus the contractual term, to record the fair value, not the relative fair value, of the warrants as a liability, and to reflect the resultant change in value of the preferred stock. We also expect to use the same accounting in our valuation of the warrants issued in the April and May 2006 closings of the 2006 Private Placement.

* * * * * * *

Mr. Stephen Krikorian
U.S. Securities and Exchange Commission
June 20, 2006

The Company hereby acknowledges that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This filing is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding the foregoing or require further information, please contact the undersigned, John Jenkins or our legal counsel, Kutak Rock LLP at (303) 297-2400 (Joshua M. Kerstein, Esq.).

Sincerely,
SAN HOLDINGS, INC.

By:	/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer
and Secretary

Enclosures